Morrison Cohen LLP

909 Third Avenue

New York, NY 10022

April 4, 2023

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Victor Rivera Melendez and Pam Howell

 Office of Real Estate & Construction

Re:	AltEnergy Acquisition Corp

Preliminary Proxy Statement on Schedule 14A

Filed March 29, 2023

File No. 001-40984

Ladies and Gentlemen:

This letter is submitted on behalf of AltEnergy Acquisition Corp (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s preliminary proxy statement on Schedule 14A filed on March 29, 2023 (the “Preliminary Proxy Statement”), as set forth in your letter dated April 3, 2023 addressed to Russell Stidolph, Chief Executive Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Staff’s comment has been reproduced herein with a response to the numbered comment.

The responses provided herein are based upon information provided to Morrison Cohen LLP by the Company.

Preliminary Proxy Statement on Schedule 14A

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Securities and Exchange Commission

Division of Corporation Finance

April 4, 2023

RESPONSE: We respectfully advise the Staff that the Company’s sponsor is not, is not controlled by, and does not have substantial ties with, any non-U.S. person. Accordingly, we have not revised the disclosure in the Preliminary Proxy Statement in response to this comment.

*    *    *

If you have any questions regarding the Preliminary Proxy Statement or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 735-8834.

Sincerely,

/s/ Anthony M. Saur

Anthony Saur

cc:	Jack Levy

Morrison Cohen LLP

Russell Stidolph, Chief Executive Officer

AltEnergy Acquisition Corp